UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Consensus Cloud Solutions Inc

(Name of Issuer)

Common Shares

(Title of Class of Securities)

20848V105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20848V105

1.	Names of Reporting Persons Macquarie Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Sydney, New South Wales Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.

 Aggregate Amount Beneficially Owned by Each Reporting Person

71,997 deemed beneficially owned due to reporting person’s ownership of Macquarie Management Holdings Inc. and Macquarie Investment Management Business Trust whose individual holdings are shown on the following forms.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.37%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 20848V105

1.	Names of Reporting Persons Macquarie Management Holdings Inc
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 71,997
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 71,997
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,997 deemed beneficially owned due to reporting person’s ownership of Macquarie Investment Management Business Trust
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.37%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 20848V105

1.	Names of Reporting Persons Macquarie Investment Management Business Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 71,997
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 71,997
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,997
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 0.37%
12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer Consensus Cloud Solutions Inc

	(b)	Address of Issuer’s Principal Executive Offices 700 S. Flower Street, 15th Floor, Los Angeles, CA 90017

Item 2.

	(a)	Name of Person Filing This Schedule 13G is jointly filed by Macquarie Group Limited, Macquarie Management Holdings Inc and Macquarie Investment Management Business Trust

(b)

Address of Principal Business Office or, if none, Residence

The principal business address of Macquarie Group Limited is 50 Martin Place Sydney, New South Wales, Australia. The principal business address of Macquarie Management Holdings Inc. and Macquarie Investment Management Business Trust is 610 Market Street, Philadelphia, PA 19106.

(c)

Citizenship

Macquarie Group Limited - Sydney, New South Wales, Australia Corporation

Macquarie Management Holdings Inc., Macquarie Investment Management Business Trust– incorporated or formed under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 20848V105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See responses on the cover page hereto.

(b) Percent of class: See responses on the cover page hereto.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See responses on the cover page hereto.

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of See responses on the cover page hereto.

(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Macquarie Group Limited	February 14, 2024
Date

/s/ Philip Alexander	/s/ Charles Glorioso
Signature	Signature

Philip Alexander Associate Director	Charles Glorioso Division Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Macquarie Management Holdings, Inc.	February 14, 2024
Date

/s/ Marty Wolin
Signature

Marty Wolin Chief Compliance Officer

Macquarie Investment Management Business Trust	February 14, 2024
Date

/s/ Marty Wolin
Signature

Marty Wolin Chief Compliance Officer